EXHIBIT 1


                   SOCIAL EXPRESSIONS ACQUISITION CORPORATION
                                  42 Oak Drive
                          Bedford, Hew Hampshire 03110

July 1, 1996

The Board of Directors
AGP & Company, Inc.
551 Fifth Avenue
Suite 1625
New York, NY 10176

Gentlemen:

Social Expressions Acquisition Corporation ("SEAC"), a Delaware Corporation, has entered into an agreement with an investment banking firm to provide the capital for SEAC to acquire companies in the consumer products industry. The agreement provides SEAC with funding through a private placement and a subsequent public offering. SEAC proposes to purchase TMC Group, Inc. ("TMC") in accordance with the terms generally outlined as follows:

In consideration of the purchase of TMC, SEAC proposes to issue 500,000 shares of its common stock (valuation at public offering of $2.5 million) and, in addition, a royalty in the amount of 0.75% of TMC's annual net (collected) revenues, paid quarterly for a period of three (3) years, in exchange for all of TMC's issued and outstanding common stock.

Since the sale of TMC effectively represents the transfer of AGP's only substantial asset, we understand it is required by law that AGP obtain shareholder approval for this transaction. Whereas AGP's by-laws provide the legal mechanism for shareholders to call a Special Meeting without Board approval, we feel it would be in our mutual best interest to have the Board's endorsement and assistance in implementing the proposed transaction. In light of AGP's precarious financial position, its current regulatory problems, and the growing dissatisfaction amongst its shareholders, it is appropriate, and in the best interest of all parties concerned, to immediately effect a transaction which will save as much of AGP's underlying asset value as possible. Thus, as time is of the essence, please communicate with me directly in writing by July 8, 1996 so that we may coordinate our work together.

Thank you in advance for your consideration.

Sincerely,

/s/ Omar L. Peraza
Omar L. Peraza
President